December 9, 2011

VIA EDGAR AND EMAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Amanda Ravitz
Aslynn Hogue
Jeffrey Jaramillo
Jay Webb

Re:	Irvine Sensors Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed October 24, 2011
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2011
File No. 001-08402

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 18, 2011 (the “Comment Letter”) regarding the above-referenced filings of the Company. Set forth below are the Company’s responses to the Comment Letter. The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Staff Comment

1.    We see from disclosures herein as well as elsewhere in the filing that on October 17, 2011 you entered into an asset purchase agreement with Vectronix Inc., which provides for the sale to Vectronix of substantially all of the assets used or held for use in connection with your Thermal Imaging Business for $10 million in cash. Since this transaction appears to be a disposition of a significant business, and authorization is sought from shareholders for the disposition of your Thermal Imaging Business, please amend this proxy to include the following:

•

Unaudited financial statements of the Thermal Imaging Business to be disposed that cover the same periods as are required for the registrant, which should be for each of the two most recent fiscal years plus any required interim periods as prescribed by Regulation S-X.

•	A pro forma balance sheet giving effect to the disposition as of the date of the most recent balance sheet required.

U.S. Securities and Exchange Commission

December 9, 2011

•

Pro forma statements of operations that reflect post-disposition operations for the latest fiscal year and interim period required. If the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two fiscal years and interim periods required.

Refer to the guidance in the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6, and Rule 8-01 of Regulation S-X. Alternatively, tell us why you believe such financial statements and pro forma information are not required.

Company Response

The definitive proxy statement being filed concurrently with this letter includes the audited financial statements of the Company for Fiscal 2011 and 2010, as well as the unaudited financial statements for the thermal imaging business unit and the related pro forma information in accordance with the Staff’s comments.

Staff Comment

2.    In a related matter, please explain to us how you plan to comply with the financial statements updating requirements of Rule 8-08 of Regulation S-X.

Company Response

The audited and unaudited financial statements included in the proxy include the financial statements of the Company for the fiscal year ended October 2, 2011 in compliance with Rule 8-08 of Regulation S-X.

Staff Comment

3.    Please revise where appropriate to provide more specific disclosure of the nature of the business to be sold, such as a description of the assets to be sold or an explanation of the significance of these assets to your business.

Company Response

We have added disclosure to the proxy statement regarding the nature of the assets being sold and the information requested above in Proposal One of the proxy statement, particularly on pages 22 and 30 . We also currently have information regarding the relative contribution of this business in the customer dependence risk factor on page 14 of the proxy statement.

U.S. Securities and Exchange Commission

December 9, 2011

Staff Comment

4.    Please revise where appropriate to include additional explanation of the purposes of the transaction. In this regard, we note your discussion of your transformation, new focus, and market opportunities for your cyber security and 3D chip stacking products in the material filed on Schedule 14A on October 27, 2011.

Company Response

The revised filing includes additional disclosure in Proposal One (particularly on page 24) in accordance with the Staff’s comments. The main purpose of the Transaction is to raise capital to fund the Company’s near term needs but also allows the Company to explore its cyber applications.

Staff Comment

5.    Please revise to include the golden parachute compensation disclosure required by Item 402(t) of Regulation S-K or advise.

Company Response

We have enclosed the information required by Item 402(t) on page 39 of the proxy statement. Please be advised that the only item of compensation will be the acceleration on the options held by Mr. Kenefick, which options are just slightly in the money. Also, please be advised that this is not the sale of all or substantially all of the assets of the Company.

* * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please don’t hesitate to contact the undersigned or the Company’s counsel, Ellen S. Bancroft, Esq. at (949) 933-8093.

U.S. Securities and Exchange Commission

December 9, 2011

Thank you very much for your assistance in this matter.

Very truly yours,

IRVINE SENSORS CORPORATION

/S/ DAN REGALADO

Dan Regalado

Chief Financial Officer

cc:	Ellen S. Bancroft, Esq.